April 2015
Pricing Sheet dated April 21, 2015 relating to Amendment No. 1 to Preliminary Pricing Supplement No. 247 dated April 14, 2015 to Registration Statement No. 333-200365 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Contingent Income Auto-Callable Securities due October 20, 2015
Based on the Performance of the S&P GSCI™ Crude Oil Index - Excess Return
Principal at Risk Securities
PRICING TERMS – APRIL 21, 2015
Issuer:	Morgan Stanley
Underlying commodity index:	S&P GSCI™ Crude Oil Index - Excess Return
Aggregate principal amount:	$7,653,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	April 21, 2015
Original issue date:	April 24, 2015 (3 business days after the pricing date)
Maturity date:	October 20, 2015
Contingent monthly coupon:
A contingent monthly coupon at an annual rate of 20.10% (corresponding to approximately $16.75 per month per security) is paid monthly but only if the determination index value or the final index value, as applicable, is greater than or equal to the downside threshold level on the related determination date

Determination dates:
May 15, 2015, June 15, 2015, July 15, 2015, August 17, 2015, September 15, 2015 and October 15, 2015, subject to postponement for non-index business days and certain market disruption events.  We refer to October 15, 2015 as the final determination date.

Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent monthly coupon, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:
At maturity, if the securities have not previously been redeemed, you will receive for each security that you hold an amount of cash equal to:
•      If the final index value is greater than or equal to the downside threshold level, the stated principal amount and the contingent monthly coupon with respect to the final determination date, or
•      If the final index value is less than the downside threshold level, (i) the stated principal amount times (ii) the index performance factor.
Under these circumstances, you will lose more than 20%, and possibly all, of your investment in the securities.

Index performance factor:	The final index value divided by the initial index value
Downside threshold level:	225.82632, which is equal to 80% of the initial index value
Terms continued on the following page
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Estimated value on the pricing date:	$984.10 per security. See “Summary of Pricing Supplement” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$1,000	$7.50(1)
		$5.00(2)	$987.50
Total	$7,653,000	$95,662.50	$7,557,337.50
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $7.50 for each security they sell.  For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5.00 for each security.
(3)	See “Description of Securities—Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Preliminary Pricing Supplement No. 247 dated April 14, 2015
Prospectus Supplement dated November 19, 2014	Prospectus dated November 19, 2014
The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Contingent Income Auto-Callable Securities due October 20, 2015 Based on the Performance of the S&P GSCI™ Crude Oil Index - Excess Return Principal at Risk Securities

Terms continued from previous page:
Early redemption:
If, on any of the first five determination dates, the determination index value is greater than or equal to the initial index value, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.  No further payments will be made on the securities once they have been redeemed.

Early redemption payment:	The early redemption payment will equal (i) the stated principal amount plus (ii) the contingent monthly coupon with respect to the related determination date.
Determination index value:	The index closing value on any determination date other than the final determination date
Initial index value:	282.2829, which is the index closing value on the pricing date
Final index value:	The index closing value on the final determination date
Index closing value:	On any day, the official settlement price of the underlying commodity index, as published by the index publisher or its successor on such day.
CUSIP / ISIN:	61762GDR2 / US61762GDR20
Listing:	The securities will not be listed on any securities exchange.